NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

February 12, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Todd Schiffman

James Lopez

Re:	MCAP Acquisition Corporation

Registration Statement on Form S-1

Filed February 1, 2021 (File No. 333-252607)

Dear Mr. Schiffman and Mr. Lopez:

On behalf of MCAP Acquisition Corporation (the “Company”), we are hereby responding to a comment received verbally via telephone from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1 filed on February 1, 2021 (the “Registration Statement”). In response to the comment and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 1 to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

1.	We note your response to our previous comment number 1 and reissue our comment in part. Please state, if true, that there are no formal agreements or understandings that you “will be supported” by your sponsor’s manager. If there are such agreements or understandings, please disclose them.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

February 12, 2021

Response:

We have no formal agreement or understanding that we will be supported by our sponsor’s manager.

We have revised our disclosure on pages 3 and 73 of the Amended Registration Statement accordingly.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours, /s/ Jonathan H. Talcott Jonathan H. Talcott

cc:	MCAP Acquisition Corporation

Theodore Koenig